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                                                              Exhibit 4.(a)(xiv)


                              DATED 12TH APRIL 2001

                       RED-M (COMMUNICATIONs) LIMITED (1)

                                     - and -

                             M WILSON AND OTHERS (2)

                                     - and -

                              MADGE NETWORKS NV (3)

                                     - and -

                               THE APAX FUNDS (4)

                                     - and -

                              THE AMADEUS FUNDS (5)



                              INVESTMENT AGREEMENT



                           REYNOLDS PORTER CHAMBERLAIN
                                Chichester House
                              278/282 High Holborn
                                 London WC1V 7HA
                                 Ref: TRA/APA1.2


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                                    CONTENTS


1.       Definitions and Interpretation
2.       Conditions
3.       Purchase and Subscription
4.       Completion
5.       Company Option
6.       Strategic Investors
7.       Principal Warranties
8.       Management Warranties
9.       Completion Accounts
10.      Management of the Company
11.      Financial Information
12.      Matters Requiring Consent
13.      Management Non-Compete Undertakings
14.      Madge Non-Compete Undertakings
15.      Nominated Directors and New Directors
16.      The Audit Committee and the Remuneration Committee
17.      Transfers and New Members
18.      Management and Employee Shares
19.      Investor's Consent
20.      Sale or Listing
21.      Duration of Obligations
22.      Enforcement of the Company's Rights
23.      Announcements
24.      Costs
25.      General Provisions
26.      Contracts (Rights of Third Parties) Act 1999
27.      Notices
28.      Governing Law and Jurisdiction

SCHEDULES

Schedule 1     -     The Senior Managers
Schedule 2     -     Particulars of the Company and Subsidiary
Schedule 3     -     Written Resolution
Schedule 4     -     Principal Warranties
Schedule 5     -     Management Warranties
Schedule 6     -     Deed of Adherence
Schedule 7     -     Properties
Schedule 8     -     Completion Accounts


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AGREED FORM DOCUMENTS

1.       Articles
2.       Business Plan
3.       Service Agreements
4.       Managers' Questionnaires
5.       Facilities Agreement
6.       IP Licence
7.       Term Sheet for Underlease
8.       Disclosure Letter
9.       Exhibit
10.      Senior Manager Accelerated Vesting Waiver
11.      Managers' Subscription Letters


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AGREEMENT dated  12th  April 2001

PARTIES:

(1) RED-M (COMMUNICATIONS) LIMITED a company incorporated in England and Wales under Number 03985301 whose registered office is at Wexham Springs, Framewood Road, Wexham, Slough, Berkshire SL3 6PJ ("COMPANY").

(2) THE PERSONS whose names and addresses are set out in Schedule 1 ("SENIOR MANAGERS" and each a "SENIOR MANAGER").

(3) MADGE NETWORKS NV a company incorporated in the Netherlands whose address is at Transpolis Schiphol Airport, Polaris Avenue, 23, 2132 JH Hoofddorp, The Netherlands ("MADGE").

(4) APAX EUROPE V - A, L.P., a Delaware limited partnership established under the Delaware Revised Uniform Limited Partnership Act (the "EUROPE A Fund"), APAX EUROPE V - B, L.P., an English limited partnership established under the Limited Partnerships Act 1908 (the "EUROPE B FUND"), APAX EUROPE VC GMBH & CO KG, a German limited partnership (Kommanditgesellschaft) established under the German Civil Code (Handelsgesetzbuch) (the "EUROPE C FUND"), APAX EUROPE V - D, L.P., an English limited partnership established under the Limited Partnerships Act 1908 (the "EUROPE D FUND"), APAX EUROPE V - E, L.P., an English limited partnership established under the Limited Partnerships Act 1908 (the "EUROPE E FUND"), APAX EUROPE V - F, C.V., a Dutch limited partnership (commanditaire vennootschap) established under the Wetboek van Koophandel (the "EUROPE F FUND"), and APAX EUROPE V - G, C.V., a Dutch limited partnership (commanditaire vennootschap) established under the Wetboek van Koophandel (the "EUROPE G FUND"), each having its principal place of business at 13-15 Victoria Road, St. Peter Port, Guernsey, GY1 3ZD and each acting by its investment manager Apax Partners Europe Managers Limited whose registered office is at 15 Portland Place, London W1B 1PT, (collectively referred to as "APAX" and individually referred to as an "APAX FUND"); and

(5) AMADEUS II A, a limited partnership established in England under the Limited Partnership Act 1907, whose principal place of business is at 5 Shaftesbury Road, Cambridge, CB2 2BW acting by its manager, AMADEUS CAPITAL PARTNERS LIMITED having its registered office at 5 Shaftesbury Road, Cambridge, CB2 2BW ("AIIA"), AMADEUS II B, a limited partnership established in England under the Limited Partnership Act 1907, whose principal place of business is at 5 Shaftesbury Road, Cambridge, CB2 2BW acting by its manager, AMADEUS CAPITAL PARTNERS LIMITED having its registered office at 5 Shaftesbury Road, Cambridge, CB2 2BW ("AIIB"), AMADEUS II C, a limited partnership established in England under the Limited Partnership Act 1907, whose principal place of business is at 5 Shaftesbury Road Cambridge CB2 2BW acting by its manager, AMADEUS CAPITAL PARTNERS LIMITED having its registered office at 5 Shaftesbury Road, Cambridge, CB2 2BW ("AIIC"), AMADEUS II GMBH & CO KG, a German limited partnership acting by its manager AMADEUS CAPITAL PARTNERS LTD ("AKG"), AMADEUS II AFFILIATES, a limited partnership established in England under the Limited


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         Partnership Act 1907, whose principal place of business is at 5
         Shaftesbury Road, Cambridge, CB2 2BW acting by its manager, AMADEUS CAPITAL PARTNERS LIMITED having its registered office at 5 Shaftesbury Road, Cambridge, CB2 2BW ("AII AFFILIATES"). (AIIA, AIIB and AIIC, AKG and AII Affiliates collectively referred to as "AMADEUS" and individually to as an "AMADEUS FUND").

RECITALS:

(A) The Company, particulars of which are set out in Schedule 2, is wholly-owned by Madge.

(B) Madge has agreed to sell shares in the Company to Apax and Amadeus and Apax and Amadeus have agreed to subscribe for further shares in the Company upon the terms and conditions set out in this Agreement.

(C) The Senior Managers have agreed to subscribe for shares in the Company and to give to the Initial Investors the Management Warranties and certain undertakings on the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1.       DEFINITIONS AND INTERPRETATION(1)

         In this Agreement (which expression shall be deemed to include the Schedules hereto):

1.1      Unless the context otherwise requires:

         "AGREED FORM" means in the form previously agreed by the parties to this Agreement and initialled for the purposes of identification by or on their behalf;

         "AMADEUS ACQUISITION SHARES" shall mean XXX fully paid Series A Voting Shares to be purchased by Amadeus from Madge at $3.13 per share;

         "AMADEUS DIRECTOR" means the non-executive director of the Company nominated by Amadeus pursuant to clause 15.2 and the Articles;

         "AMADEUS SUBSCRIPTION SHARES" means XXX Series A Voting Shares and XXX Series A Conditional Voting Shares to be subscribed for by Amadeus;

         "ANNUAL PLAN" means the Group operating plan and financial budget (including inter alia annual revenue and capital expenditure budgets) to be prepared for each financial year and approved in accordance with clause 11.1.2;

         "APAX ACQUISITION SHARES" shall mean XXX fully paid Series A Voting Shares to be purchased by Apax from Madge at $3.13 per share;

         "APAX DIRECTOR" means the non-executive director of the Company nominated by Apax pursuant to clause 15.2 and the Articles;


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         "APAX'S SOLICITORS" means Reynolds Porter Chamberlain of Chichester
         House, 278-282 High Holborn, London WC1V 7HA;

         "APAX SUBSCRIPTION SHARES" means XXX Series A Voting Shares and 1,840,818 Series A Conditional Voting Shares to be subscribed for by Apax;

         "ARTICLES" means the new articles of association of the Company in the agreed form to be adopted pursuant to the written resolution set out in
         Schedule 3 and, once adopted, those articles of association as amended from time to time (and "ARTICLE" shall be construed accordingly);

         "ASSOCIATE" means, in relation to any person, an associated company of that person or a person who is connected with that person determined in accordance with Sections 416 and 839 of the Taxes Act (save that in construing Section 839 the term "control" shall have the meaning given by Section 840 or Section 416 of the Taxes Act so that there shall be control wherever either of the said Sections would so require);

         "AUDITORS" means the auditors of the Company from time to time;

         "BOARD" means the board of directors of the Company;

         "BUSINESS PLAN" means the business plan and profit and cash flow projections in the agreed form prepared by the Senior Managers dated 10th April 2001;

         "COMPANY OPTION" means the option for the Company to call for the subscription for further Convertible Shares in accordance with clause 5;

         "COMPLETION" means the performance by the parties of the obligations assumed by them respectively under clause 4;

         "COMPLETION ACCOUNTS" means the unaudited balance sheet to be delivered to the Initial Investors by the Company pursuant to clause 2.1.5 showing the net asset position and cash position of the Group at the Completion Accounts Date to be audited following Completion pursuant to clause 9;

         "COMPLETION ACCOUNTS DATE" means 31st March 2001;

         "CONFIDENTIAL INFORMATION" means the Intellectual Property Rights, trade secrets, accounts, financial or trading information or other confidential information relating to the businesses, transactions, property, finances, dealings or affairs of the Group including, without limitation, any information regarding the formulae, products, processes, research projects or the other technical data of the Group or the names and addresses of any customers, suppliers or agents of the Group and including, without limitation, any papers or records howsoever recorded (whether in writing or print or by photographic, electrical, magnetic, symbolic or other means);

         "CONNECTED PERSON" has the meaning given to that expression in Section 839 Taxes Act;


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         "CONVERTIBLE SHARES" means the Series A Voting Shares and the Series A
         Conditional Voting Shares;

         "DEED OF ADHERENCE" means a deed in the form set out in Schedule 6 or a deed in such other form as the Shareholders may agree;

         "DISCLOSURE BUNDLE" means the index to the Disclosure Letter and all documents listed therein and as attached to the Disclosure Letter;

         "DISCLOSURE LETTER" means the letter of even date herewith in the agreed form from Madge, the Company and the Senior Managers to the Initial Investors relating to the Warranties and such term shall include the Disclosure Bundle;

         "$" means US dollars;

         "EASDAQ STOCK MARKET" means the recognised investment exchange (as defined in s285 of the Financial Services and Markets Act 2000) which is regulated by the Belgian Banking and Finance Commission and any successor thereof;

         "ENCUMBRANCE" means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security or equity interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer and retention arrangement) having similar effect;

         "EXHIBIT" means the exhibit to this Agreement in the agreed form setting out the Profit Line and Revenue Line for the purposes of the Articles;

         "EXISTING OPTIONS" means existing options granted to employees and directors of the Company in accordance with the terms of the Existing Schemes to subscribe for 2,206,500 shares;

         "EXISTING SCHEMES" means the Red-M 2000 stock plan adopted by a resolution of the board dated 31st May 2000 and the Red-M 2000 California stock plan adopted by a resolution of the Board dated 31st May 2000;

         "FACILITIES AGREEMENT" means an agreement in the agreed form to be entered into by the Company and Madge regarding the provision of various administrative services and facilities;

         "GROUP" means, in relation to a company, that company and any company which is from time to time a holding company of that company or a subsidiary of that company or of such holding company;

         "GROUP" means the Company and its subsidiary undertakings (if any) from time to time and "MEMBER OF THE GROUP" or "GROUP COMPANY" is to be construed accordingly;

         "GROUP SERVICES AGREEMENT" means the services agreement dated 27th April 2000 between Madge, Madge Networks Limited, Madge Group Service Limited, the Company, Red-M Inc. and others;


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         "INITIAL INVESTORS" means Apax and Amadeus (and the expression "Initial
         Investor" shall be construed accordingly);

         "INTELLECTUAL PROPERTY" means:

         (a) patents, trade marks, service marks, registered designs, applications for any of those rights, trade and business names, domain names, unregistered trade marks and service marks, semi-conductor topography rights, copyrights (including copyright in computer software), database rights and all other semi-generis rights, know-how, rights in designs and inventions; and

         (b) rights under licences, consents, orders, statutes or otherwise in relation to a right in paragraph (a);

         in either case in any jurisdiction;

         "INTELLECTUAL PROPERTY RIGHTS" means all Intellectual Property used by the Company in, or in connection with its business;

         "INVESTORS" means Apax, Amadeus and, to the extent applicable at the time, the Strategic Investors (and the expression "INVESTOR" shall be construed accordingly);

         "IP LICENCE" means the agreed form licence of Intellectual Property to be entered into by Madge in favour of the Company;

         "LAN" means local area network;

         "LAST MANAGEMENT ACCOUNTS DATE" means 28th February 2001;

         "LISTING" means the admission of any part of the ordinary share capital of the Company to the Official List (as defined in s103(1) of the Financial Services and Markets Act 2000) or the grant of permission to deal in the same (or in any instruments representing any such ordinary share capital) on the NASDAQ Stock Market, EASDAQ Stock Market or the Neuer Markt Stock Market and specifically excludes the Alternative Investment Market;

         "MADGE DIRECTORS" means the non-executive directors of the Company nominated by Madge pursuant to clause 15.2 and the Articles (and the expression "MADGE DIRECTOR" shall be construed accordingly);

         "MANAGEMENT ACCOUNTS" means the Company's unaudited profit and loss account for the period starting on incorporation and ending on the Last Management Accounts Date, and the Company's unaudited balance sheet as at the Last Management Accounts Date;

         "MANAGERS" means the Senior Managers and each of David Rollafson, Duncan Simpson and Alison Edge (and the expression "MANAGER" shall be construed accordingly);


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         "MANAGERS' SUBSCRIPTION LETTERS" means the applications for subscription from each Manager to the Company in respect of the Managers' Subscription Shares and each in the agreed form;

         "MANAGERS' SUBSCRIPTION SHARES" means the XXX Series A Voting Shares to be subscribed by the Senior Managers prior to Completion;

         "MANAGEMENT WARRANTIES" means those Warranties to be given by the Senior Managers contained in Schedule 5 or referred to in clause 8 and "MANAGEMENT WARRANTY" means any of such Management Warranties;

         NASDAQ STOCK MARKET" means the recognised investment exchange (as defined in s285 of the Financial Services and Markets Act 2000) which is regulated by the National Association of Securities Dealers, Inc., a self-regulatory organisation which operates under the authority granted it by the 1938 Maloney Act Amendment to the Securities Exchange Act 1934;

         "NEUER MARKT STOCK MARKET" means the recognised investment exchange (as defined in s285 of the Financial Services and Markets Act 2000) owned and operated by the Deutsche Borse AG group of companies;

         "NOMINATED DIRECTORS" means the Apax Director, Amadeus Director and Madge Directors (and the expression "NOMINATED DIRECTOR" shall be construed accordingly);

         "PAN" means personal area network;

         "PRINCIPAL WARRANTIES" means the warranties contained in Schedule 4 or referred to in clause 7 and "PRINCIPAL WARRANTY" means any of such Warranties;

         "PRINCIPAL WARRANTORS" means the Company and Madge (and the expression "PRINCIPAL WARRANTOR" shall be construed accordingly);

         "PROPERTY" means the property or properties, details of which are set out in Schedule 7 and includes an individual property and part of an individual property;

         "SENIOR MANAGER ACCELERATED VESTING WAIVER" means the waiver of each Senior Manager in the agreed form, in respect of the exercise of Existing Options to be delivered in accordance with clause 2.1;

         "SERIES A CONDITIONAL VOTING SHARES" means the Series A conditional voting shares of $1 each in the capital of the Company which will be created pursuant to the written resolution set out in Schedule 3;

         "SERIES A VOTING SHARES" means the series A voting shares of $1 each in the capital of the Company which will be created pursuant to the written resolution set out in Schedule 3;

         "SERVICE AGREEMENTS" means the agreements in the agreed form to be entered into by the Company and each of the Senior Managers;


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         "SHARE" means a share in the capital of the Company of whatever class;

         "SHAREHOLDERS" means all those persons holding shares (and the expression "SHAREHOLDER" shall be construed accordingly);

         "STRATEGIC INVESTORS" means the new investors in the Company proposed pursuant to clause 6 (and the expression "STRATEGIC INVESTOR" shall be construed accordingly);

         "SYNDICATION SHARES" means XXX Series A Conditional Voting Shares to be dealt with pursuant to clause 6;

         "TAX" means any form of taxation, levy, duty, charge, contribution or impost of whatever nature (including any related fine, penalty, surcharge or interest) imposed by any Tax Authority;

         "TAX AUTHORITY" means any local, municipal, governmental, state, federal or other fiscal, revenue, customs or excise authority, body or official anywhere in the world including, without limitation, the Inland Revenue and H.M. Customs & Excise;

         "TAXES ACT" means the Income and Corporation Taxes Act 1988;

         "TERM SHEET OF UNDERLEASE" means the term sheet relating to an underlease of the Company's premises at Wexham Springs in the agreed form;

         "TRADE INVESTORS" means any person which is not an independent financial investor. For this purpose independent financial investor means an investor which is not a trading company, or an associate of any trading company (other than in respect of financial investments made by it in such trading companies). For the avoidance of doubt a venture capital fund which is an associate of a trading company (other than in respect of a financial investment made by it in such trading company) is deemed a Trade Investor;

         "WARRANTIES" means the Principal Warranties and the Management Warranties.

1.2 A reference to a "SUBSIDIARY" or "HOLDING COMPANY" is to be construed in accordance with Section 736 of the Companies Act 1985 and a reference to a "SUBSIDIARY UNDERTAKING" or a "GROUP UNDERTAKING" is to be construed in accordance with Sections 258 and 259 of the Companies Act 1985.

1.3 References to statutes or statutory provisions include those statutes or statutory provisions as amended, extended, consolidated, re-enacted or replaced from time to time and any orders, regulations, instruments or other subordinate legislation made thereunder.

1.4 Subject as herein otherwise expressly defined, words and phrases defined in Part XXVI of the Companies Act 1985 (the "ACT") and in the Articles bear the same respective meanings.

1.5 Unless otherwise specified, words importing the singular include the plural, words importing any gender include every gender, words importing persons include bodies


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         corporate and unincorporate and references to the whole include the part; and (in each case) vice versa.

1.6 References to clauses and other provisions are references to clauses and other provisions of this Agreement.

1.7 Obligations and liabilities assumed by more than one person, are assumed severally unless otherwise specified.

1.8      The headings shall not affect interpretation.

2.       CONDITIONS

2.1 Completion is subject to and conditional upon the following conditions being fulfilled to the satisfaction of the Initial Investors immediately after the execution of this Agreement:

         2.1.1 execution of, and delivery to the Initial Investors from each of the Senior Managers of a Senior Manager Accelerated Vesting Waiver;

         2.1.2 the passing of a written resolution of the Company in the form set out in Schedule 3;

         2.1.3 the Company and each of the Senior Managers having entered into the Service Agreements;

         2.1.4    the Company and Madge having entered into the Facilities
                  Agreement;

         2.1.5 the Company delivering to the Initial Investors unaudited Completion Accounts showing net assets of at least $2.2 million and cash in its bank accounts of at least $2.7 million in respect of the Group;

         2.1.6 evidence satisfactory to the Initial Investors of the repayment by Madge and its associates of all debt owed to the Group;

         2.1.7 the delivery, duly executed by Madge to the Company, of the IP Licence;

         2.1.8 receipt by the Company in a form satisfactory to the Initial Investors of confirmatory assignments to the Company of Intellectual Property Rights from those employees of the Group responsible for creation of any of the Group's patent rights;

         2.1.9 evidence satisfactory to the Initial Investors that the Group has insurance in respect of all those risks commonly insured to include, without limitation, product liability, employer's liability, fire and theft;

         2.1.10 the Company shall execute the Group Services Agreement which shall insofar as it relates to the Company upon Completion automatically terminate in accordance with the relevant provisions therein;

         2.1.11   termination by the Company of the following agreements:


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                  2.1.11.1 intercompany netting agreement;

                  2.1.11.2 procurement services agreements (save in respect of existing orders);

                  2.1.11.3 revolving loan agreement; and

         2.1.12 the delivery to the Company of the Managers' Subscription Letters duly executed.

2.2 Each of the Initial Investors may, in relation to their respective subscriptions for Convertible Shares only and in their absolute discretion waive (in whole or in part) any or all of the above conditions.

3.       PURCHASE AND SUBSCRIPTION

3.1 Forthwith after the requirements in clause 2 have been met or waived and in full reliance upon the Principal Warranties and Management Warranties and the covenants contained in clauses 7 and 8:

3.1.1 Apax and Amadeus shall subscribe for the Apax Subscription Shares and Amadeus Subscription Shares respectively upon the terms and conditions hereinafter contained; and

3.1.2 Apax and Amadeus respectively shall purchase from and Madge shall sell the Apax Acquisition Shares and Amadeus Acquisition Shares with full title guarantee.

3.2 Each of Madge and the Senior Managers (so far as each such Senior Manager is able) hereby grants to the Board full, irrevocable and unconditional authority to allot the Apax Subscription Shares and Amadeus Subscription Shares to Apax and Amadeus respectively and to transfer the Apax Acquisition Shares to Apax and Amadeus Acquisition Shares to Amadeus without any requirement that any of such shares be offered first to Madge.

4.       COMPLETION(2)

         Immediately after the fulfilment or waiver, to the satisfaction of the Initial Investors, of the conditions set out in clause 2:

4.1 Madge shall deliver duly executed transfers in respect of the Apax Acquisition Shares and Amadeus Acquisition Shares and the relative share certificate(s);

4.2 the Company shall, and each of the Senior Managers shall (insofar as they are able) procure that the Company shall:

         4.2.1 allot and issue to the Initial Investors the shares subscribed by them and register those shares in the name of each Initial Investor (or its nominee) and issue share certificates in respect of them;

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         4.2.2    approve the transfers (subject only to stamping) of the Apax
                  Acquisition Shares and Amadeus Acquisition Shares and register those shares in the names of Apax and Amadeus (or its nominee) respectively and issue share certificates in respect of them;

         4.2.3    appoint Michael Risman to the Board as the Apax Director;

         4.2.4    appoint Hermann Hauser to the Board as the Amadeus Director;

         4.2.5 appoint Kirstie Hallgate to the Board as a Madge Director (Christopher Bradley being the second Madge Director);

         4.2.6    appoint Duncan Simpson secretary of the Company;

         4.2.7 appoint Duncan Simpson as company secretary of Red-M Inc in the stead of Kirstie Hallgate and receive the resignation of Christopher Bradley as a director;

         4.2.8 deliver to the Initial Investors the resignation of Michael Wilson as a director of each group company of Madge.

4.3 Conditional on all matters set out in clauses 4.1. and 4.2 being completed:

         4.3.1 Apax shall remit by telegraphic transfer to such account as the Company shall nominate an amount equivalent to the subscription price for the Apax Subscription Shares at the subscription price of $3.13 per Convertible Share being XXX in the aggregate;

         4.3.2 Amadeus shall remit by telegraphic transfer to such account as the Company shall nominate an amount equivalent to the subscription price for the Amadeus Subscription Shares at subscription price of $3.13 per Convertible Share being XXX in the aggregate;

         4.3.3 Apax shall make payment to Madge by telegraphic transfer of the sum of XXX for the Apax Acquisition Shares in the aggregate;

         4.3.4 Amadeus shall make payment to Madge by telegraphic transfer of the sum of XXX for the Amadeus Acquisition Shares in the aggregate.

4.4 As soon as practicable following Completion, Madge and the Company shall enter into an underlease of the property at Wexham Springs upon the terms set out in the draft Term Sheet of Underlease.

5.       COMPANY OPTIONS(3)

5.1 The Investors hereby grant to the Company the right to call upon the Investors to subscribe, in the proportions specified in clause 5.2, for 2,396,166 new Series A Conditional Voting Shares at a subscription price of $3.13 per share at any time within the period 9 to 12 months from the date of Completion by serving written

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         notice on the Investors exercising the option. The Investors shall pay the subscription monies within 21 days of such notice and within 7 days thereafter the Company shall allot and issue the new Series A Conditional Voting Shares to the Investors (or their nominee(s)) and the Company shall register the Investors (or their nominee(s)) as the holders of such Series A Conditional Voting Shares and shall prepare and deliver the requisite share certificate to the Investors (or their nominee(s)).

5.2 The Investors (or their nominee(s)) shall subscribe for the new Series A Conditional Voting Shares in proportion to their respective share holdings in Convertible Shares.

5.3 The right to exercise the Company Option is conditional upon there being no Material Adverse Change in the business of the Company at the date notice of exercise of the Company Option is given and "MATERIAL ADVERSE CHANGE" shall mean:

         5.3.1 that Mike Wilson is no longer employed by the Company (other than by reason of Dismissal Without Cause); or

         5.3.2 that more than one of the Senior Managers has left the employ of the Company (excluding any Senior Manager leaving by reason of Dismissal Without Cause);

         where "DISMISSAL WITHOUT CAUSE" shall mean where an employee of the Company ceases to be an employee of the Company for any of the following reasons:

         (i) the Company giving notice to terminate his employment under the terms of any service agreement for reasons other than a breach by the employee of such service agreement or such employee's wilful neglect or gross misconduct; or

         (ii) the serious illness, death, injury or disability of the employee which renders the employee incapable of working;

         (iii)    by the mutual consent of the Company and the employee;

         (iv) in circumstances in which it has been legally established by a court or tribunal of competent jurisdiction that he has a successful claim against the Company for redundancy, unfair dismissal or wrongful dismissal; or

         (v) by reason of the employee terminating his service agreement due to the Company's breach or by reason of his service agreement expiring and not being renewed by the Company; or

         5.3.3 that there have been material adverse variances in the OEM relationships from those existing at Completion (if any) or envisaged by the Business Plan, and "MATERIAL ADVERSE VARIANCE" for the purposes of this clause 5.3.3 shall mean the Company failing to establish at least XXX major strategic OEM relationships within 12 months of Completion with entities such as Motorola and Toshiba or entities of equivalent standing; or


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
         5.3.4 there has been a material breakdown in the operability of the technology of the Company, and "MATERIAL BREAKDOWN IN THE OPERABILITY OF THE technology" for the purposes of this clause
                  5.3.4 shall mean:

                  5.3.4.1 the Company either (i) not developing a commercial PICONET product within twelve months of Completion, or (ii) not releasing a commercial product that conforms and has been qualified/certified with the Bluetooth 1.1 ratification or such other equivalent ratification for the market, assuming such ratification implies widescale interoperability of devices; or

                  5.3.4.2 the Company not developing a saleable product that is capable of supporting voice calls in a way that conforms with the Bluetooth Standard; or

                  5.3.4.3  a dissolvement of the Bluetooth SIG; or

                  5.3.4.4 the Company not being allowed to be an associate member of the Bluetooth SIG or being excluded from the SIG PAN working group; or

         5.3.5 the Company not achieving XXX of revenues (excluding bad and doubtful debts) to 31st December 2001; or

         5.3.6 that there has been a material breach of any of the Principal Warranties (which for the purposes of the this clause 5.3.6 only shall mean a breach of the Principal Warranties resulting in a claim or claims in excess of the aggregate limit set by clause 7.7.3 hereof).

5.4 There shall be no deemed material breakdown in the operability of the technology for the purposes of clause 5.3.4 if Apax agrees in writing any variance to the criteria set out in clause 5.3.4.

6.       STRATEGIC INVESTORS(4)

6.1 The Company, with the support of the Shareholders, shall use its reasonable endeavours to procure Strategic Investors to subscribe on the terms of this Agreement for the Syndication Shares at a minimum price of $3.13 per share.

6.2 The Company may not procure subscription for the Syndication Shares from less than two Strategic Investors and, ideally, there should be three. The Board shall approve the Strategic Investors which, ideally, shall comprise any of: XXX

6.3 Insofar as the Company has not been able to procure at least two Strategic Investors (to be approved in accordance with clause 6.2 above) to subscribe in cash for some or all of the Syndication Shares, within ten weeks of Completion, the Initial Investors shall, if requested in writing by the Company prior to expiry of such ten week period

-------------------------------------
(4) Confidential treatment requested by Madge Networks N.V.


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
         (or such further period as may be agreed in writing by the Company and the Initial Investors), forthwith subscribe for the amount of the remaining Syndication Shares on the terms of this Agreement in proportion to their respective shareholdings in Convertible Shares.

6.4 Each of the parties to this Agreement hereby waives both compliance with any restriction relating to pre-emption and enforcement of any rights relating to pre-emption which he or it may have which exist pursuant to this Agreement, the Articles or otherwise or pursuant to clause 12 and which may prevent the subscription, syndication and allotment of the Syndication Shares contemplated in this Agreement.

6.5 Upon receipt of the subscription monies due the Company shall forthwith allot the Syndication Shares and issue certificates in respect thereof.

6.6 Notwithstanding clause 25.1, the terms of this clause 6 may be varied in writing by the Company, Madge and the Initial Investors alone.

7.       PRINCIPAL WARRANTIES

7.1 The Company (in consideration of the subscription by Apax for the Apax Subscription Shares and subscription by Amadeus for the Amadeus Subscription Shares) hereby warrants to the Initial Investors that each Principal Warranty is true, accurate, and not misleading at the date of this Agreement and acknowledges that the Initial Investors are entering into and/or becoming a party to this Agreement in reliance on each of the Principal Warranties.

7.2 Madge (in consideration of the purchase by Apax of the Apax Acquisition Shares and Amadeus of the Amadeus Acquisition Shares) hereby warrants to the Initial Investors that each Principal Warranty is true, accurate, and not misleading at the date of this Agreement and acknowledges that the Initial Investors are entering into and/or becoming a party to this Agreement in reliance on each of the Principal Warranties.

7.3 The Principal Warranties are qualified by matters fully and fairly disclosed in the Disclosure Letter and by any matter expressly provided for under this Agreement. No other knowledge relating to the Company and its subsidiaries (actual, constructive or imputed) prevents or limits a claim made by the Initial Investors for breach of a Principal Warranty. The Principal Warrantors may not invoke the Initial Investors' knowledge (actual, constructive or imputed) of facts which might make a Principal Warranty untrue, inaccurate, incomplete or misleading as a defence to a claim for breach of a Principal Warranty. The Initial Investors confirm that at the date of this Agreement they have not been advised by Apax's Solicitors or PricewaterhouseCoopers of any right or potential right to bring a claim under the Principal Warranties.

7.4 Each Principal Warrantor waives and may not enforce a right which it or he may have in respect of a misrepresentation, inaccuracy or omission in or from information or advice supplied or given by any officer or employee of the Company or any of its subsidiaries for the purpose of assisting the Principal Warrantors to give a Principal Warranty or prepare the Disclosure Letter.


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
7.5 Each Principal Warranty is to be construed separately and independently and (except where this Agreement provides otherwise) is not limited by another provision of this Agreement or another Principal Warranty.

7.6 A reference in Schedule 4 or the Disclosure Letter to a person's knowledge, information, belief or awareness is deemed to include knowledge, information, belief or awareness only of the Senior Managers, Kirstie Hallgate and Chris Bradley.

7.7 Except for claims in respect of a breach of a Principal Warranty arising as a result of fraudulent or wilful concealment on the part of the Principal Warrantor:

         7.7.1 the aggregate liability of each Principal Warrantor for all claims pursuant to the Principal Warranties shall not exceed the amount set opposite its name below:

                  7.7.1.1  Company: $27,500,000;

                  7.7.1.2  Madge: $8,650,000;

         7.7.2 unless the Initial Investors discovery of the breach of the Principal Warranty is delayed as a result of fraudulent or wilful concealment on the part of the relevant Principal Warrantor, no Principal Warrantor shall be liable in respect of a claim for breach of a Principal Warranty unless he or it has been given written notice of the claim within the period expiring one month following submission to the Initial Investors of the consolidated audited accounts of the Group to 31st December 2001 and legal proceedings in respect of such claim have been commenced within six months following the service of such notice being both issued and served;

         7.7.3 no claim shall be made in respect of any breach or non-fulfilment of any of the Principal Warranties unless the amount payable by the Principal Warrantors in respect of any such claim exceeds L20,000 and the aggregate amount payable by the Principal Warrantors in respect of all such claims exceeds L100,000 in which event the full amount of all such claims shall be recoverable;

         7.7.4 in the event that any company in the Group actually recovers any sum from any third party (including but not limited to any insurer or any Tax Authority) in respect of any matter which is the subject of a claim under the Principal Warranties the Initial Investors and the Principal Warrantors shall procure that any such sum paid by the Principal Warrantors shall be reimbursed to them pro-rata;

         7.7.5 if the Principal Warrantors pay to the Initial Investors an amount in respect of a claim under the Principal Warranties and the Initial Investors subsequently recover (whether by recovery from insurers, payment, discount, credit, set-off or otherwise) from a third party a sum which is directly referable to that claim, the Initial Investors shall repay (as soon as reasonably practicable after receipt) to the Principal Warrantors so much of such sum as is equal to the sum recovered from the third party


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
                  (or such lesser amount as the Principal Warrantors shall have paid to the Initial Investors) less all costs reasonably and properly incurred by the Initial Investors in making such recovery;

         7.7.6 the Initial Investors shall not be entitled to recover damages in respect of any claim for breach of the Principal Warranties or otherwise obtain reimbursement or restitution more than once in respect of the same subject matter giving rise to breach of Principal Warranties; and

         7.7.7 the Principal Warrantors shall not be liable under the Principal Warranties to the extent that:

                  7.7.7.1 the subject matter of a claim is provided for or reserved for in the Management Accounts;

                  7.7.7.2 the claim arises as a result of the passing of any enactment or coming into force of any statutory instrument or other rule of law after the date hereof with retrospective effect; or

                  7.7.7.3 the claim is attributable (in whole or in part) to an event occurring after Completion by or involving an Initial Investor or any of their respective officers, employees or agents arising other than in the ordinary course of business; or

                  7.7.7.4 the claim is attributable (in whole or in part) to, or is increased as a result of, a change made after Completion in the accounting policies or accounting or commercial practices or any Tax reporting practice or the length of any accounting period for Tax purposes of Madge or the Initial Investors or the Company; or

                  7.7.7.5 the matter giving rise to the claim arises (in whole or in part) from an event occurring before or after Completion at the request or direction of, or with the acquiescence or consent of, an Initial Investor or an authorised representative or professional adviser of the Initial Investor; or

                  7.7.7.6 the claim is attributable to, or is increased as a result of an expression of a future intention or a forecast, speculation, assessment, illustration, projection, budget, estimate or advice in each case made, prepared, provided or given (as the case may be) by or on behalf of the Principal Warrantors; or

                  7.7.7.7 the Initial Investors assign or purport to assign any of their respective rights under this Agreement other than in accordance with the provisions of clause
                           25.10 (Assignment) or makes or purports to make a declaration of trust in respect of any of those rights.


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
7.8 The Initial Investors confirm to the Principal Warrantors that in entering into this Agreement, they have not relied upon any representation, warranty or undertaking except as expressly set out in this Agreement. The Initial Investors irrevocably and unconditionally waive any right they may have to claim damages for any representation or warranty not contained in this Agreement unless such representation or warranty was made fraudulently.

7.9 The Initial Investors agree amongst themselves that no claim shall be brought by any of the Initial Investors without the consent of Apax.

7.10 Nothing herein shall be deemed to relieve the Initial Investors (or any assignee of the whole or any part of the Initial Investors' interests hereunder) from any common law duty to mitigate any loss or damage incurred by it.

8.       MANAGEMENT WARRANTIES

8.1 Each of the Senior Managers severally warrants to the Initial Investors that, where the statement in the Management Warranty is a statement of fact, the facts stated in the Management Warranty are, so far as he is actually aware, true at the date of this Agreement and, where the statement in the Management Warranty is a statement of opinion, the opinion expressed in the Management Warranty was his actual opinion at the date of this Agreement. The Senior Managers, when considering whether a fact is true or opinion validly held, have made enquiry only of Kirstie Hallgate, Chris Bradley, the Managers and the functional heads of manufacturing and services.

8.2 The Senior Managers acknowledge that the Initial Investors are entering into and/or becoming a party to this Agreement in reliance on each of the Management Warranties.

8.3 The Management Warranties are qualified by matters fairly disclosed in the Disclosure Letter and by any matter expressly disclosed in this Agreement. The Initial Investors confirm that at the date of this Agreement they have not been advised by Apax's Solicitors or PricewaterhouseCoopers of any right or potential right to bring a claim under the Management Warranties.

8.4 Each Senior Manager waives and may not enforce a right which he may have in respect of a misrepresentation, inaccuracy or omission in or from information or advice supplied or given by any officer or employee of the Company or any of its subsidiaries for the purpose of assisting the Senior Managers to give a Management Warranty or prepare the Disclosure Letter.

8.5 Each Management Warranty is to be construed separately and independently and (except where this Agreement provides otherwise) is not limited by another Management Warranty.

8.6 Except for claims in respect of a breach of a Management Warranty arising as a result of fraudulent or wilful concealment on the part of the Senior Manager:

         8.6.1 the aggregate liability of each Senior Manager for all claims pursuant to the Management Warranties shall not exceed the amount set opposite his name below:


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
                  8.6.1.1 Michael Wilson half gross annual salary on Completion;

                  8.6.1.2  Simon Gawne half gross annual salary on Completion;

                  8.6.1.3  Clive Mayne half gross annual salary on Completion;

         8.6.2 unless the Initial Investors discovery of the breach of the Management Warranty is delayed as a result of fraudulent or wilful concealment on the part of the relevant Senior Manager, no Senior Manager shall be liable in respect of a claim for breach of a Management Warranty unless he has been given written notice of the claim within the period expiring: one month following submission to the Initial Investors of the consolidated audited accounts of the Group to 31st December 2001 and legal proceedings in respect of such claim have been commenced within six months following the service of such notice being both issued and served;

         8.6.3 no claim shall be made in respect of any breach or non-fulfilment of any of the Management Warranties unless the aggregate amount payable by the Principal Warrantors and the Senior Managers in respect of any such claim exceeds L20,000 and the aggregate amount payable by the Principal Warrantors and the Senior Managers in respect of all such claims exceeds L100,000 in which event, subject to the provisions of this clause 8 the full amount of all such claims shall be recoverable;

         8.6.4 in the event that any company in the Group actually recovers any sum from any third party (including but not limited to any insurer or any Tax Authority) in respect of any matter which is the subject of a claim under the Management Warranties the Initial Investors and the Senior Managers shall procure that any such sum paid by the Senior Managers shall be reimbursed to them pro-rata;

         8.6.5 if the Senior Managers pay to the Initial Investors an amount in respect of a claim under the Management Warranties and the Initial Investors subsequently recover (whether by recovery from insurers, payment, discount, credit, set-off or otherwise) from a third party a sum which is directly referable to that claim, the Initial Investors shall repay (as soon as reasonably practicable after receipt) to the Senior Managers so much of such sum as is equal to the sum recovered from the third party (or such lesser amount as the Senior Managers shall have paid to the Initial Investors) less all costs reasonably and properly incurred by the Initial Investors in making such recovery;

         8.6.6 the Initial Investors shall not be entitled to recover damages in respect of any claim for breach of the Management Warranties or otherwise obtain reimbursement or restitution more than once in respect of the same subject matter giving rise to breach of Management Warranties; and

         8.6.7 the Senior Managers shall not be liable under the Management Warranties to the extent that:


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
                  8.6.7.1 the subject matter of a claim is provided for or reserved for in the Management Accounts;

                  8.6.7.2 the claim arises as a result of the passing of any enactment or coming into force of any statutory instrument or other rule of law after the date hereof with retrospective effect; or

                  8.6.7.3 the claim is attributable (in whole or in part) to an event occurring after Completion by or involving an Initial Investor or any of their respective officers, employees or agents arising other than in the ordinary course of business; or

                  8.6.7.4 the claim is attributable (in whole or in part) to, or is increased as a result of, a change made after Completion in the accounting policies or accounting or commercial practices or any Tax reporting practice or the length of any accounting period for Tax purposes of Madge or the Initial Investors or the Company; or

                  8.6.7.5 the matter giving rise to the claim arises (in whole or in part) from an event occurring before or after Completion at the request or direction of, or with the acquiescence or consent of, an Initial Investor or an authorised representative or professional adviser of the Initial Investor; or

                  8.6.7.6 the claim is attributable to, or is increased as a result of an expression of a future intention or a forecast, speculation, assessment, illustration, projection, budget, estimate or advice in each case made, prepared, provided or given (as the case may be) by or on behalf of the Principal Warrantors; or

                  8.6.7.7 the Initial Investors assign or purport to assign any of their respective rights under this Agreement other than in accordance with the provisions of clause
                           25.10 (Assignment) or makes or purports to make a declaration of trust in respect of any of those rights; or

                  8.6.7.8 the Initial Investors cease to own shares in the capital of the Company; or

                  8.6.7.9 the claim is attributable (in whole or in part) to the fact that the Company has lost possible business after Completion provided that this exclusion shall not apply to the extent that the Senior Managers have reason to believe at Completion that any such future business prospects envisaged in this Agreement and/or the Business Plan will be lost; or

                  8.6.7.10 the Initial Investors are entitled and do recover such loss from the Company pursuant to clause 9 (and the Initial


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
                           Investors acknowledge that if such claim does lie against the Company they shall only pursue the Senior Managers if and to the extent that recovery from the Company has not been possible).

8.7 The Initial Investors confirm to the Senior Managers that in entering into this Agreement, they have not relied upon any representation, warranty or undertaking except as expressly set out in this Agreement. The Initial Investors irrevocably and unconditionally waive any right they may have to claim damages for any representation or warranty not contained in this Agreement unless such representation or warranty was made fraudulently.

8.8 Nothing herein shall be deemed to relieve the Initial Investors (or any assignee of the whole or any part of the Initial Investors' interests hereunder) from any common law duty to mitigate any loss or damage incurred by it.

8.9 Notwithstanding any other provision in this Agreement to the contrary, if a Senior Manager becomes liable to make any payment to the Initial Investors in consequence of a breach of any of the terms of this clause 8, the Senior Manager may choose, at his absolute discretion, to sell up to such number of Managers' Subscriptions Shares as he then holds to realise sufficient proceeds to satisfy such liability. For the purposes of this clause 8.9, the maximum number of Managers' Subscription Shares that may be sold by a Senior Manager to satisfy any single liability under this clause 8 shall be the number of Manager Subscription Shares necessary to realise the amount of the liability, where the Manager Subscription Shares are valued at the lower of their acquisition cost to the Senior Manager and the fair value of those shares (determined in accordance with Article 11.18 of the Articles). For the avoidance of doubt, the Senior Managers may choose to satisfy any number of separate liabilities arising under this clause 8 as may arise by a sale of Managers' Subscription Shares as contemplated by this clause 8.9, until they have sold all the Managers' Subscription Shares then held by them.

9.       COMPLETION ACCOUNTS

9.1 Following Completion the unaudited Completion Accounts shall be audited in accordance with Schedule 8.

9.2 The Company acknowledges that the Initial Investors are entering into this Agreement and subscribing for shares in reliance upon the representations of the Company (the "REPRESENTATIONS") that the net assets of the Group at Completion are not less than $2.2 million and cash in its bank account is not less than $2.7 million. If the net assets of the Group are less than $2.1 million or if the cash position is less than L2.6 million as shown by the audited Completion Accounts then the Company agrees to indemnify the Initial Investors for every $1 by which such net assets fall below $2.1 million or the cash position is less than $2.6 million (whichever is the greater) by the issue fully paid to the Initial Investors of such number of Series A Voting Shares (issued at a price of $3.13) as equals the shortfall and the parties shall procure such issue of shares and hereby waive any rights of pre-emption in respect thereof. The Series A Voting Shares issued shall be distributed to the Initial Investors in proportion to their respective shareholdings of Convertible Shares.


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
9.3 The Company warrants that since the Completion Accounts Date there has been no material deviation in the cash or net asset position of the Company and shall indemnify the Initial Investors as set out in clause
         9.2 if and to the extent there has been a material deviation.

9.4 This clause 9 sets out the Initial Investors sole remedies exclusively in relation to the Representations.

10.      MANAGEMENT OF THE COMPANY

10.1 The Company undertakes with the Initial Investors (for such period as they hold in aggregate at least 5% of the issued share capital of the Company) and Madge (for such period as it holds at least 5% of the issued share capital of the Company), and the Senior Managers shall procure, that (save as otherwise provided or contemplated in this Agreement or in the Business Plan or in any Annual Plan approved by each of the Nominated Directors ) the Company (and each of the other members of the Group) will (to the extent it is within each of their respective powers to do so):

         10.1.1 carry on and conduct its business and affairs in a proper and efficient manner in accordance with all applicable laws and regulations, for its own benefit and in accordance with the Business Plan or any Annual Plan approved by each of the Nominated Directors;

         10.1.2 utilise the monies subscribed for new shares pursuant to this Agreement solely for the purposes of fulfilment of the Business Plan and Annual Plan;

         10.1.3   transact all its business on arm's length terms;

         10.1.4 unless otherwise agreed by all the members of the Board, ensure that its business, other than routine day to day business, shall be undertaken and transacted by the Board;

         10.1.5 unless otherwise agreed by all members of the Board ensure that there shall be no less than six meetings of the Board each year of which the Nominated Directors shall receive at least ten days' prior notice of meetings of the Board accompanied by an agenda and all relevant board papers;

         10.1.6 subject to the Business Plan and the Annual Plan, carry on its business pursuant to policies laid down from time to time by the Board;

         10.1.7 maintain with a well established and reputable insurer adequate insurance against all risks usually insured against by companies carrying on the same or a similar business, in amounts which the Board considers prudent, and (without prejudice to the generality of the foregoing) for the full replacement or reinstatement value of all its assets of an insurable nature and against damage, injury, third party loss (including product liability) and loss of profits;


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
         10.1.8 not acquire, dispose, hire, lease, licence or receive licences of any assets, goods, rights or services otherwise than on the best terms reasonably obtainable in the circumstances;

         10.1.9 keep proper books of account containing true and complete entries of all its dealings and transactions of and in relation to its business;

         10.1.10  prepare its accounts in accordance with UK GAAP;

         10.1.11 not have as an accounting reference period any period other than a period of 12 calendar months and subject as provided in
                  Section 223(3) of the Companies Act 1985;

         10.1.12 to the extent that it is commercially and economically viable for the Group to do so, if it requires any approval, consent or licence for the carrying on of its business in the places and in the manner in which it is for the time being carried on or proposed to be carried on, obtain and maintain the same in full force and effect;

         10.1.13 procure that appropriate conditions are inserted into the contracts of employment of all senior employees and executive directors of the Group requiring them to devote their full time and effort wholly and exclusively to the affairs of the Group and not to make significant investments in, take other interests in or (save with the written consent of the Board) accept directorships or other positions of a consultancy or executive nature with any other person;

         10.1.14 within one month of Completion effect directors and officers insurance (which insurance shall, for the avoidance of doubt, cover the Nominated Directors) with an insurance company of good repute and on terms approved by the Initial Investors;

         10.1.15 within one month of Completion effect Key Man life insurance with an insurance company of good repute in respect of Simon Gawne, Clive Mayne and David Rollafson for not less than L1,000,000 each and for not less than L2,000,000 in respect of Mike Wilson and on terms approved by the Initial Investors; and

         10.1.16 endeavour to release Madge from any guarantees given by Madge in favour of any Group Company within 30 days of Completion.

10.2 Each of the Senior Managers severally undertakes with the Initial Investors and Madge to use his reasonable endeavours to:

         10.2.1 use all reasonable and proper means in his power to maintain, improve and extend the business of the Group and to further the reputation and interests of the Group; and

         10.2.2 use all their respective powers to procure that any expansion, development or evolution of any business of the Group will only be effected through the Company or a wholly-owned subsidiary of the


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
                  Company unless any such expansion, development or evolution consists of joint development arrangements in the ordinary course of business.

10.3 Each of the Company, the Initial Investors and Madge, shall use their respective rights and powers to procure that no alteration is made to any service agreement without the written consent of the relevant Manager.

10.4 The CEO, Mike Wilson, shall use his reasonable endeavours to procure as soon as practicable following Completion that the other Managers execute new service agreements similar to those signed by the Senior Managers.

11.      FINANCIAL INFORMATION

11.1 The Company shall supply the Initial Investors (for such period as they hold in aggregate at least 5% of the issued share capital of the Company) and Madge (for such period as it holds at least 5% of the issued share capital of the Company) with the following information:

         11.1.1 the audited consolidated accounts of the Group for each financial year as soon as practicable, and at the latest by three months after the end of that financial year;

         11.1.2 no later than one month before the start of each financial year:

                  11.1.2.1 the draft Group operating plan and financial budget which the Company, having consulted Apax and Madge, shall adopt as the Annual Plan for that financial year;

                  11.1.2.2 the draft budget for allocation of employee share options for that financial year which the Company, having consulted Apax and Madge and obtained their approval, shall adopt as the Option Budget for that financial year;

         11.1.3 monthly management accounts, in a form approved by the Board (having consulted with Madge and Apax), consisting of a balance sheet, profit and loss account, cash flow statement as soon as practicable, and at the latest by three weeks after the end of each month:

                  11.1.3.1 on a consolidated basis for the Group; and

                  11.1.3.2 for the Company and each trading subsidiary
                           undertaking; and

         11.1.4 such other financial or management information relating to the Group as the Initial Investors and Madge may reasonably request from time to time.

11.2 The Nominated Directors shall be entitled (in each case, provided that the respective appointor of such person holds at least 5% of the issued share capital of the Company) during the Company's normal hours of business to inspect and take copies of the books of account and all other records and documents of the Group on giving


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         not less than 48 hours' written notice to the secretary (or, if there is none for the time being, the chairman).

11.3 The Nominated Directors may pass any information received from the Company to the Initial Investors and Madge as appropriate.

11.4 An Initial Investor or Madge may pass any information received from the Company or the Nominated Directors to any of its investment or professional advisers and the Initial Investors may include in quarterly reports to a committee of unit holders, certain abridged current financial information on the Company and in annual reports to unit holders, historical audited financial information of the Company.

11.5 The Company shall keep the Initial Investors and Madge fully informed as to all material developments regarding its financial and business affairs and shall notify them promptly of:

         11.5.1 any event which is not in the public domain and which materially affects the business of the Group;

         11.5.2 any offer for any business of the Group or for any member of the Group; and

         11.5.3 any significant litigation affecting or likely to affect any member of the Group.

11.6 Each of the Senior Managers shall make every effort to procure full and prompt performance by the Company of its obligations under this clause 11.

12.      MATTERS REQUIRING CONSENT

12.1 Each of the parties (other than the Company) agrees that the following acts, unless required by this Agreement or unless already contained within the Business Plan or in any Annual Plan (provided such Annual Plan has been approved by the Board), shall not be carried out without the written consent of the Initial Investors and Madge (such consent not to be unreasonably withheld or delayed) or without the vote of each of the Nominated Directors at a duly convened meeting of the Board and each party (other than the Company) shall use his respective rights and powers as a director or Shareholder to procure so far as he is able that no such act is carried out unless such consent has been given:

         12.1.1 the variation of the authorised or issued share capital of the Company (other than the redemption or conversion of Convertible Shares as provided in the Articles) or any subsidiary undertaking or the creation or the granting of any option (other than pursuant to the Existing Schemes) or other right to subscribe for shares or convert into shares in the capital of the Company or any subsidiary undertaking; the variation of the rights attaching to shares in the capital of the Company (other than as provided in the Articles) or any subsidiary undertaking;


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         12.1.2   the alteration of the memorandum of association or Articles
                  (or equivalent documents) of the Company or a subsidiary undertaking of the Company;

         12.1.3 the declaration or distribution of any dividend or other payment out of the distributable profits of the Company or of any subsidiary undertaking of the Company, other than a wholly-owned subsidiary;

         12.1.4 the reduction of the Company's share capital, share premium accounts, capital redemption reserve or any other reserve, other than as required by the Articles; the reduction of any uncalled liability in respect of partly paid shares of the Company;

         12.1.5 unless the person concerned has had legal advice in writing that to honour this commitment would be a breach of his fiduciary duties to the Company or under the Insolvency Act 1986 would or could render him personally liable for having failed so to act, the taking of steps to wind up or dissolve the Company or a subsidiary undertaking of the Company;

         12.1.6 other than any of the Nominated Directors or otherwise approved by the Remuneration Committee the fixing of remuneration of any director or vice-President (or similar officer) of the Company or of a subsidiary undertaking of the Company;

         12.1.7 the appointment of auditors of the Company or any subsidiary undertaking, other than the re-appointment of an existing auditor;

         12.1.8 any material change in the nature of the business of the Company or any subsidiary undertaking;

         12.1.9 the alteration of the accounting reference date of the Company or any subsidiary undertaking;

         12.1.10 the alteration of the accounting policies of any member of the Group;

         12.1.11 the appointment or termination of employment of any employee of the Company or any subsidiary undertaking whose basic salary is to be or is in excess of L100,000 a year;

         12.1.12 the entry into, termination or variation of any contract or arrangement between (1) the Company or any subsidiary undertaking and (2) a Manager or a person who in relation to a Manager is a Connected Person, including the variation of the remuneration or other benefits under such a contract or arrangement, and the waiver of any breach of such a contract or arrangement;

         12.1.13 the delegation by the directors of the Company or any subsidiary undertaking of any of their powers to a committee;


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         12.1.14  the incurring by the Company or any subsidiary undertaking of any borrowing or other indebtedness or liability in the nature of borrowing, other than in the ordinary course of trading in any such case;

         12.1.15 capital expenditure of the Company or any subsidiary undertaking which is greater than $50,000 or which would cause capital expenditure of the Group in any financial year to exceed $150,000 which is not specifically provided for in the Annual Plan for the relevant financial year;

         12.1.16 the entering into by the Company or any subsidiary undertaking of any lease, licence or similar obligation under which the rental and all other payments exceed $50,000 a year or which would make the Group liable for payments exceeding $150,000 a year under all its leases, licences or similar obligations;

         12.1.17 the creation of any mortgage, charge or other encumbrance over any asset of the Company or any subsidiary undertaking and the giving of any guarantee by the Company or any subsidiary undertaking, other than in the ordinary course of trading in any such case;

         12.1.18 the entering into by the Company or any subsidiary undertaking of any contract or arrangement outside the ordinary course of trading or otherwise than at arm's length;

         12.1.19 the incorporation of a new subsidiary undertaking of the Company or the acquisition by the Company or any subsidiary undertaking of an interest in any shares in the capital of any body corporate;

         12.1.20 the instigation or settlement of any litigation or arbitration proceedings by the Company or any subsidiary undertaking when the amounts claimed exceed $50,000; and

         12.1.21 the termination or any variation of the terms of the directors and officers insurance and Key Man insurance referred to in clause 10.1 or the Facilities Agreement.

12.2 For the purposes of clause 12.1, the written consent of the Initial Investors in respect of any matter listed in clause 12.1.6 to 12.1.21 may be given by Apax on behalf of the Initial Investors. The written consent of Apax (and for this purpose the Amadeus shareholding shall be deemed included in that of Apax) or Madge in respect of any matter listed in clause 12.1.6 to 12.1.21 shall not be required if the shareholding of that party falls below fifteen percent of the issued share capital of the Company.

12.3 For the purposes of clause 12.1, the written consent of Apax, Madge or Amadeus in respect of any matter listed in clause 12.1.1 to 12.1.5 shall not be required if the shareholding of that party falls below 5% of the issued share capital of the Company Provided that the requirement to seek such consent will transfer to any one transferee of Apax or Madge acquiring in aggregate more than 25% of the issued share capital of the Company.


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12.4     Each of the Initial Investors and Madge shall (and shall procure that its Nominated Director shall) exercise its consent rights pursuant to this clause 12 having full regard to the best interests of the Company.

13.      MANAGEMENT NON-COMPETE UNDERTAKINGS

13.1 Each of the Senior Managers undertakes with the Company that, except with the written consent of the Nominated Directors:

         13.1.1 that for a period commencing on the date hereof and expiring on the date twelve months after the Termination Date he will not whether by himself, through his employees or agents or otherwise howsoever and whether on his behalf or on behalf of any person, firm, company or other organisation, directly or indirectly:

                  13.1.1.1 in competition with any member of the Group within the Restricted Area be employed or engaged or otherwise interested in the business of manufacturing, designing, distributing, selling, supplying or otherwise dealing with the Goods or the Services. For the avoidance of doubt, subject to the Board's consent (not to be unreasonably withheld) and subject to the employing entity being informed of these obligations, after the Termination Date, the Senior Manager may be permitted to work on non-competitive activities in businesses which may have different independent divisions which compete with the Company but may not work in or with such competing division;

                  13.1.1.2 in competition with any member of the Group, solicit business from or canvas any Customer or Prospective Customer if such solicitation or canvassing is in respect of the Goods or the Services;

                  13.1.1.3 in competition with any member of the Group accept orders for the Goods or the Services from any Customer or Prospective Customer;

                  13.1.1.4 solicit or induce or endeavour to solicit or induce any person who on the Termination Date was a director/manager/employee earning in excess of L30,000 of any member of the Group with whom the Senior Manager had dealings during the 12 months preceding the Termination Date to cease working for or providing services to the Group, whether or not any such person would thereby commit a breach of contract;

                  13.1.1.5 employ or otherwise engage in the business of
                           manufacturing, distributing, designing, selling, supplying or otherwise dealing with the Goods or the Services any person who was during the 12 months preceding the Termination Date employed or otherwise engaged by any member of the


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                           Group and who by reason of such employment or
                           engagement is in possession of any trade secrets or confidential information relating to the business of any member of the Group or who has acquired influence over its Customers and Prospective Customers (defined as in subclauses 13.1.3.3 and 13.1.3.4 but so that references to the Senior Manager shall be replaced by references to the relevant employee);

                  13.1.1.6 interfere or seek to interfere with the continuance of supplies to any member of the Group (or the terms of such supplies) from any suppliers who shall have been supplying components for material or services to any member of the Group at any time during the course of his employment by a member of the Group;

         13.1.2 while employed by a member of the Group he shall, unless prevented by illness or specifically permitted by his Service Agreement, devote his whole time and attention to the business of the Group and shall not:

                  13.1.2.1 be employed or engaged as consultant without the
                           consent of the Board in any other business; or

                  13.1.2.2 be concerned or interested in any business competing with that carried on by a member of the Group or the business of a supplier or customer of a member of the Group provided that a Senior Manager may be interested in securities which are for the time being quoted on a recognised investment exchange (as defined by Section 285 (1) Financial Services Act
                           2000) or which are dealt on the Alternative
                           Investment Market of the London Stock Exchange if the Senior Manager's interest in the securities does not exceed 5% of the total amount of the securities in issue;

         13.1.3 for the purposes of this clause 13.1 the following words shall have the following meanings:

                           13.1.3.1 "GOODS" shall mean any product that
                                    materially performs the same function as any goods manufactured, designed, distributed or sold by any member of the Group with which the duties of the Senior Manager were concerned or for which he was responsible during the one year immediately preceding the Termination Date and, for the avoidance of doubt, including Bluetooth or 802.11 wireless LAN or PAN networking solutions or directly competing technology;

                           13.1.3.2 "SERVICES" shall mean any services
                                    (including but not limited to technical and product support, technical advice and customer services) directly relating to the Goods supplied by any member of the Group with which the duties of the Senior Manager were concerned or for which he was


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                                    responsible and for the avoidance of doubt,
                                    including, Bluetooth or 802.11 wireless LAN or PAN networking solutions or directly competing technology;

                           13.1.3.3 "CUSTOMER" shall mean any person, firm,
                                    company, or other organisation whatsoever to whom or which any member of the Group distributed, sold or supplied Goods or Services during the one year immediately preceding the Termination Date and with whom or which during such period, the Senior Manager had personal dealings in the course of his employment (or consultancy, as appropriate) or with whom any employee who was under the direct supervision of the Senior Manager had personal dealings in the course of his employment (or consultancy, as appropriate).

                           13.1.3.4 "PROSPECTIVE CUSTOMER" shall mean any
                                    person, firm, company or other organisation whatsoever with whom or which any member of the Group had negotiations or material discussions regarding the distribution, sale or supply of Goods or Services during the twelve months immediately preceding the Termination Date and with whom, during such a period, the Senior Manager had personal dealings in the course of his employment or with whom any employee who was under the direct supervision of the Senior Manager had personal dealings in the course of their employment;

                           13.1.3.5 "RESTRICTED AREA" shall mean

                                    13.1.3.5.1 United Kingdom, the European
                                             Union, the United States, Canada
                                             and Japan; and

                                    13.1.3.5.2 any other country in the world
                                             where, on the Termination Date, any
                                             member of the Group was engaged in
                                             the manufacture, distribution,
                                             design, sale or supply or otherwise
                                             dealt with Goods or Services.

                           13.1.3.6 "TERMINATION DATE" shall mean the date of
                                    termination of employment within the Group.

         13.2 Each Senior Manager (having taken independent legal advice) agrees with the Initial Investors that the above non-compete undertakings are reasonable and necessary for the protection of the legitimate interests of the Initial Investors.

         13.3 While the above undertakings are considered to be reasonable it is agreed that if any such undertakings shall be adjudged to go beyond what is reasonable for the protection of the interests of the Company but would be reasonable if part or parts were deleted or modified, the relevant undertaking or undertakings shall apply with such deletion and/or modification as may be necessary to make it or them valid and effective.


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         13.4     Should a Senior Manager's employment with the Company or any
                  Group Company be terminated at any time "without cause" (which shall include paragraphs (i) to (v) of clause 5.3.2 only):

                  13.4.1 the Company agrees that, at the election of the Company, clause 13.1 will remain enforceable provided that the Company shall continue to pay the Senior Manager the salary (excluding any bonus) and medical benefits the Senior Manager was entitled to receive under the Senior Manager's service agreement at that time for the period of restriction imposed under clause 13 or the Senior Manager becoming employed or self-employed (whichever is the shorter period);

                  13.4.2 the Company agrees that, if it (or any member of the Group who is employing the Senior Manager at the relevant Termination Date) requires the Senior Manager not to perform any of the Senior Manager's duties and/or excludes the Senior Manager from the premises of the Company for some or all of the Senior Manager's notice period ("GARDEN LEAVE"), the period of restriction set out in clause 13.1 above shall be reduced by the length of Garden Leave served prior to the Termination Date.

         14.      MADGE NON-COMPETE UNDERTAKINGS

         14.1 Madge undertakes with the Company that, except with the written consent of the Board (excluding the Madge Directors):

                  14.1.1 that for a period commencing on the date hereof and expiring on the date twelve months after the Termination Date it will not whether by itself, through its employees or agents or otherwise howsoever and whether on its behalf or on behalf of any person, firm, company or other organisation, directly or indirectly:

                           14.1.1.1 in competition with any member of the Group
                                    within the Restricted Area be engaged or otherwise interested in the business of manufacturing, designing, distributing, selling, supplying or otherwise dealing with Goods;

                           14.1.1.2 in competition with any member of the Group,
                                    solicit business from or canvas any Customer or Prospective Customer if such solicitation or canvassing is in respect of Goods;

                           14.1.1.3 in competition with any member of the Group
                                    accept orders for Goods from any Customer or Prospective Customer;

                           14.1.1.4 solicit or induce or endeavour to solicit or
                                    induce any person who on the Termination
                                    Date was a director/manager of any member of the Group to cease working for or providing services to the Group, whether or not any such person would thereby commit a breach of contract;


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                           14.1.1.5 employ or otherwise engage in the business
                                    of manufacturing, distributing, designing, selling, supplying or otherwise dealing with Goods any person who was during the 12 months preceding the Termination Date employed or otherwise engaged by any member of the Group and who by reason of such employment or engagement is in possession of any trade secrets or confidential information relating to the business of any member of the Group or who has acquired influence over its Customers and Prospective Customers;

                           14.1.1.6 interfere or seek to interfere with the
                                    continuance of supplies to any member of the Group (or the terms of such supplies) from any suppliers who shall have been supplying components for material or services to any member of the Group;

                  14.1.2 for the purposes of clauses 14.1 to 14.7 the following words shall have the following meanings:

                           14.1.2.1 "GOODS" shall mean Bluetooth or 802.11
                                    wireless LAN or PAN networking solutions or directly competing technology;

                           14.1.2.2 "SERVICES" shall mean the provision of
                                    managed services relating to Bluetooth or
                                    802.11 wireless LAN or PAN networking
                                    solutions or directly competing technology;

                           14.1.2.3 "CUSTOMER" shall mean any person, firm,
                                    company, or other organisation whatsoever to whom or which any member of the Group distributed, sold or supplied Goods during the one year immediately preceding the Termination Date;

                           14.1.2.4 "PROSPECTIVE CUSTOMER" shall mean any
                                    person, firm, company or other organisation whatsoever with whom or which any member of the Group had negotiations or discussions regarding the possible distribution, sale or supply of Goods during the twelve months immediately preceding the Termination Date;

                           14.1.2.5 "RESTRICTED AREA" shall mean

                                    14.1.2.5.1 United Kingdom, the European
                                             Union, the United States, Canada
                                             and Japan; and

                                    14.1.2.5.2 any other country in the world
                                             where, on the Termination Date, any
                                             member of the Group was engaged in
                                             the manufacture, distribution,
                                             design, sale or supply or otherwise
                                             dealt with Goods;


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                           14.1.2.6 "TERMINATION DATE" shall mean the date that
                                    Madge ceases to hold 20% or more of the
                                    issued share capital of the Company.

         14.2 Madge (having taken independent legal advice) agrees with the Company that the above non-compete undertakings are reasonable and necessary for the protection of the legitimate interests of the Initial Investors.

         14.3 While the above undertakings are considered to be reasonable it is agreed that if any such undertakings shall be adjudged to go beyond what is reasonable for the protection of the interests of the Company but would be reasonable if part or parts were deleted or modified, the relevant undertaking or undertakings shall apply with such deletion and/or modification as may be necessary to make it or them valid and effective.

         14.4 Madge shall procure that each group company of Madge complies with this clause 14.

         14.5 Nothing contained in clause 14.1 shall preclude or restrict Madge or a group company of Madge acquiring another company, group of companies, business or undertaking (the "ACQUIRED UNDERTAKING") whose business or businesses include(s) any of the businesses which would, following such acquisition, be subject to the restrictions set out in clause 14.1 (the "RELEVANT BUSINESS") provided that the annual turnover of the Relevant Business as shown in the most recently audited annual accounts of the Acquired Undertaking prior to the date of the acquisition did not account for more than 5 per cent of the aggregate turnover of the Acquired Undertaking, as shown by such accounts and Madge shall ensure that such part of the Relevant Business as is subject to the restriction set out in clause 14.1 is disposed of within 6 months of acquisition to a third party or parties.

         14.6 In relation to any Board meetings to consider, or action to be taken by the Company in respect of any breach or suspected breach by Madge of this clause 14, Madge shall procure that its Nominated Directors shall not attend such Board meetings (unless requested by the Initial Investors) and shall not vote thereat and will permit the prosecution of such matter by the Apax Director and Amadeus Director on behalf of the Board (or a committee of the Board appointed by them).

         14.7 Notwithstanding the provisions of the above non-compete undertakings, in the event that:

                  14.7.1 Madge shall during the term of this Agreement supply any services within the Restricted Area, which compete with any Services provided by the Company; or

                  14.7.2 the Company shall during the term of this Agreement supply any Services within the Restricted Area, which compete with any services provided by Madge or any member of the Madge group;

                  the board of Madge shall meet with the Board in order to resolve the conflict of interests between the respective businesses of the Company and Madge and the


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                  Company and Madge acting in good faith shall use their
                  respective best endeavours to reach a workable solution to their mutual benefit.

         15.      NOMINATED DIRECTORS AND NEW DIRECTORS

         15.1 Save with the prior written consent of the Initial Investors and Madge, the number of Directors of the Company shall initially (at the date of this Agreement) be 7 but shall be no greater than 9. The parties shall use reasonable endeavours to agree on the appointment of a new independent non-executive chairman within three months of Completion.

         15.2 Subject to the shareholding requirements specified in the Articles each of the Initial Investors and Madge shall be entitled at any time and from time to time by the delivery of written notice to the Company to appoint a director of the Company (and in the case of Madge two directors) and in like manner to remove such person from office and the Company shall give effect to the provisions of any such notice. Each of the Initial Investors agrees that it shall not appoint a Nominated Director (or, if already appointed, as soon as is reasonably practicable remove a Nominated Director) whose other directorships include a directorship of a company in direct competition with the business of the Company (a "COMPETING INTEREST"). In the event of any dispute between the parties concerning whether any directorship of a proposed Nominated Director (or an existing Nominated Director) amounts to a competing interest the matter shall be put to a resolution of the Board. The existing directorships of Michael Risman and Hermann Hauser shall not for the purposes of this clause 15.2 be deemed to amount to a competing interest.

         15.3 A Director nominated by an Initial Investor or Madge shall be entitled to appoint any person to be his alternate director.

         15.4 The Company shall not remove or purport to remove the Apax Director, the Amadeus Director or a Madge Director without the prior approval of Apax, Amadeus or Madge (as appropriate).

         15.5 In addition to the four Nominated Directors the following shall comprise the Board :

                  15.5.1   the chief executive officer;

                  15.5.2 an independent non-executive director approved by the parties;

                  15.5.3 an independent non-executive chairman appointed pursuant to clause 15.1;

                  15.5.4 two further Board members if agreed upon by the parties;

                  Provided that if an independent non-executive director to be appointed pursuant to clause 15.5.2 cannot be agreed upon within three months of Completion then Apax shall be entitled to make such appointment but in this event the CEO (Mike Wilson) shall be entitled to select the independent non-executive chairman of the Board. "INDEPENDENT" in this context shall mean economically independent of the Initial Investors and Madge and, if the CEO is not satisfied that the Apax appointee is independent, the CEO may veto such appointment.


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         15.6     Each of the Initial Investors shall be entitled to appoint an observer to attend Board meetings but not to vote thereat.

         15.7 The Company agrees that Apax Partners Europe Managers Ltd and Amadeus Capital Partners Limited shall, in respect of the provision of the services of the Apax Director, Amadeus Director and their respective observers, be paid, in aggregate, a fee at the rate of $50,000 per annum (plus value added tax) payable quarterly in arrears from Completion. Such fee shall be subject to upward review during the month before and with effect from each anniversary of Completion, and if the Company and the Apax Director and Amadeus Director cannot agree a revised fee the annual fee payable immediately before each anniversary shall be increased to the annual sum which reflects the increase in the Retail Prices Index over the previous year. In addition, the Apax Director, the Amadeus Director and any of their respective observers shall be reimbursed such reasonable expenses that they may properly incur in providing their services to the Company.

         15.8 The Company agrees that Madge shall, in respect of the provision of the services of the Madge Directors, be paid, in aggregate, a fee at the rate of $50,000 per annum (plus value added tax) payable quarterly in arrears from Completion. Such fee shall be subject to upward review during the month before and with effect from each anniversary of Completion, and if the Company and Madge cannot agree a revised fee the annual fee payable immediately before each anniversary shall be increased to the annual sum which reflects the increase in the Retail Prices Index over the previous year. In addition, the Madge Directors shall be reimbursed such reasonable expenses that they may properly incur in providing their services to the Company.

         15.9 If a Nominated Director is not appointed from time to time the relevant Initial Investor and/or Madge shall during such periods be sent notice of all directors' meetings and the minutes thereof and all other documents and papers circulated to the Board.

         16.      THE AUDIT COMMITTEE AND THE REMUNERATION COMMITTEE

         16.1 The Board of the Company (and, at the request of the Apax Director or a Madge Director, the board of any other Group Company) shall establish an audit committee (the "AUDIT COMMITTEE") and a remuneration committee (the "REMUNERATION COMMITTEE") having the membership and duties set out in this clause 16.

         16.2 The members of the Audit Committee shall be the chairman of the Board, the Amadeus Director and a Madge Director. At the request of the Audit Committee, the Company and/or any Group Company shall ensure the attendance of the Auditors or of any other director or employee of the Company or any Group Company and shall ensure the disclosure to the committee of any books and records of the Company or any Group Company or other information which it may require. The Company or any Group Company shall upon request provide authorisation to the Audit Committee to seek directly from the financiers and Auditors or any Group Company such information as the Audit Committee shall see fit.

         16.3 The Audit Committee shall consider, report and make recommendations to the Board on:


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
                  16.3.1 appropriate accounting policies, compliance with accounting standards and material accounting matters (such as contingent liabilities);

                  16.3.2 the adequacy and effectiveness of internal systems of reporting and control;

                  16.3.3 the scope of the audit, action required as a result of the Auditors' findings and conclusion, and the Auditors' remuneration;

                  16.3.4 compliance with the policies of the Company or any Group Company and with external codes of conduct or regulations; and

                  16.3.5 any other matters which it considers appropriate or otherwise at the request of the Board.

         16.4 The members of the Remuneration Committee shall be the chairman of the Board, the Apax Director and a Madge Director. The chief executive officer shall, upon the request of the Remuneration Committee, prepare and deliver a report and recommendations on remuneration.

         16.5 The Remuneration Committee shall be authorised to determine on behalf of the Board the terms of appointment or dismissal and the remuneration of both executive and non-executive directors (including, subject to the provisions of clause 15 the Nominated Directors).

         16.6 The decisions of the Audit Committee and the Remuneration Committee shall be reached by a majority of its members voting.

         17.      TRANSFERS AND NEW MEMBERS(5)

         17.1 No Shareholder shall transfer shares (pursuant to one or more transfers) constituting more than three percent in aggregate of the issued share capital of the Company to a Trade Investor unless such transfer is a transfer following the making of an offer for the whole of the issued share capital of the Company. No Shareholder may transfer shares to a Strategic Investor. For the purpose of this clause Madge shall not be deemed a Trade Investor.

         17.2 Apax and Amadeus on the one hand and Madge on the other mutually agree to procure that the provisions of Article
                  11.15.2 (tag provisions) will apply as between themselves in respect of any offer not amounting to an offer for a controlling interest (as defined in such Article) in respect of the number of shares sought to be purchased by the purchaser pro rata to their respective holdings of shares in the Company ("TAG-RIGHTS") Provided that:

                  17.2.1   XXX

                  17.2.2   XXX

                  ----------------------
                  (5) Confidential treatment for various items in this section requested by Madge Networks N.V.



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
                  17.2.3   XXX

         17.3 It is the parties intention that Strategic Investors will waive all or part of their rights of pre-emption (whether arising under this Agreement, the Articles or otherwise) on the issue of any new shares or on the transfer of shares.

         17.4 Notwithstanding Article 11.12.1 if any Strategic Investor offers its shares for sale pursuant to a Transfer Notice (as the same is defined in the Articles), and provided they are non-voting shares, they shall offer the shares the subject of the Transfer Notice to all Shareholders (other than to employees, which for the avoidance of doubt shall not include the Senior Managers) on a pro rata basis and Article 11.12 shall be modified accordingly.

         17.5 In the event that as a result of the operation of Article 12 relating to any of Articles 12.1.1 to 12.1.4 (Compulsory Transfers), Apax or Amadeus shall acquire any shares in the Company from Madge, which, within 3 months of the date of this Agreement, Apax or Amadeus sell Apax and Amadeus agree to pay to Madge (in aggregate) 50% of such sum (if any) as equals any excess between the Transfer Price paid by Apax or Amadeus (in accordance with Article 12) and the price per share received by Apax or Amadeus (less sale costs) on such subsequent sale.

         17.6 Notwithstanding the provisions of this clause 17, the Initial Investors may transfer up to 25% of each of their shares in the Company to any non-Trade Investor provided always that such transfer takes place within 22 weeks of Completion and provided always that such transferee is acceptable to the Company (such acceptance not to be unreasonably withheld or delayed). For the avoidance of doubt, any of KfW or other Apax related funds are deemed acceptable transferees. The Senior Managers, Madge, Amadeus and/or Apax (as appropriate) hereby waive any rights of pre-emption (whether arising under this Agreement, the Articles, or otherwise) on any transfer of shares by Apax pursuant to this clause 17.6.

         17.7 Notwithstanding any provision of this Agreement (as between the parties apart from the Company) or the Articles to the contrary, no shares shall be issued or transferred to a person who is not already a party to this Agreement, unless that person has already executed a Deed of Adherence by which he is treated as a Senior Manager or an Investor or a Strategic Investor (as the case may be) or unless that person is an employee of the Group (but not a Senior Manager) purchasing shares pursuant to the Existing Schemes (or any future employee share scheme of the Company) or pursuant to clause 18.

         17.8 All executed Deeds of Adherence shall be delivered to and held by the Company.

         18.      MANAGEMENT AND EMPLOYEE SHARES(6)

         18.1 It is the intention of the Company to sell in aggregate XXX Series A Voting Shares at a price of $3.13 to the Managers and employees of the Group which figure includes the Managers' Subscription Shares.

                  ----------------------
                  (6) Confidential treatment for various items in this section requested by Madge Networks N.V.

         18.2 In respect of shares offered to employees of the Group, they will be asked to commit to purchase and pay the subscription monies within three months of Completion.

         18.3 The offer of shares to employees of the Group (excluding the Managers) will be made on terms acceptable to the Initial Investors, and in particular but without limitation, that the shares are held by one trust on behalf of all such employees such trust to include powers of sale. It is further intended that the Existing Scheme rules be altered such that there is no accelerated vesting on a change of control of the Company.

         18.4 The Board will consider granting options relative to the number of shares purchased.

         18.5 The Board will consider the establishment of an employee benefit trust empowered to buy shares from employees leaving the Group and for sale to new recruits.

         18.6 Exercise of options granted and to be granted under the Existing Schemes will be conditional on the option holder discharging all National Insurance liability of the Company.

         18.7 It is intended that the Company shall have XXX share options available to grant (to include that part of the Existing Schemes currently unallocated).

         18.8 Madge hereby agrees to fully indemnify the Company against any National Insurance liability the Company may incur in respect of the Madge Networks NV 1993 Stock Plan and/or the Madge Networks NV 1993 Employee Stock Purchase Plan.

         19.      INVESTOR'S CONSENT

         19.1 Where this Agreement provides that any particular transaction or matter requires the consent, approval or agreement of the Investors or Madge such consent, approval or agreement must be given in writing and may be given subject to such terms and conditions as the Investors or Madge may impose and any breach of such terms and conditions by any person subject thereto shall ipso facto be deemed to be a breach of the terms of this Agreement.

         19.2 If the consent, approval or agreement of an Investor or Madge is required under more than one provision of this Agreement for any one transaction or matter then any consent, approval or agreement given in relation to that transaction or matter by the Investor or Madge shall be deemed to cover all consents, approvals or agreements required for that transaction or matter unless otherwise specified by the relevant Investor.

         20.      SALE OR LISTING(7)

         20.1 It is the parties' mutual objective to achieve a Listing of the Company.

         20.2 In the event of the right of Shareholders to sell shares on a Listing then in relation to the first XXX shares (subject to adjustment upward and downward - to reflect any subdivision, consolidation or other capital reorganisation in relation to the Ordinary

                  ----------------------
                  (7) Confidential treatment for various items in this section requested by Madge Networks N.V.

                  Shares after the date hereof but excluding any conversion of the Convertible Shares) to be allocated to Shareholders for sale the Initial Investors (pro rata to shareholdings) shall have prior rights of sale and any balance thereafter shall be dealt with pro rata to shareholdings. It is understood by the Senior Managers that save in exceptional circumstances IPO underwriters and investors will wish to restrict the sale of shares by the Managers to whatever level they regard as reasonable and consequently may allow the Managers to sell no more than a nominal amount of their shareholdings.

         20.3 Subject to clause 20.4, if a sale of the entire issued share capital of the Company is proposed at a price of less than XXX per share (subject to adjustment upward and downward - as the case may be- to reflect any subdivision, consolidation or other capital reorganisation in relation to the shares after the date hereof) (prior to any conversion of Convertible Shares) then the decision of whether a sale should proceed shall be determined by the independent directors (who are not the CEO or Nominated Directors). The independent directors shall have regard to the effect of the sale on Madge provided that no special consideration shall be given to the position of Madge if on such sale it shall receive a gross consideration at least to equal to its Original Basis. "ORIGINAL BASIS" for this purpose shall mean XXX less the consideration received on all sales of shares by Madge following Completion.

         20.4 In the event that the proposed sale referred to in clause 20.3 is to an associate of Apax then the decision as to whether the sale should proceed (on the terms proposed in clause 20.3) shall be determined by the Board (save for the Apax Director).

         21.      DURATION OF OBLIGATIONS

         21.1 On a Listing the provisions of this Agreement shall cease to have effect except that the parties' accrued rights and obligations shall not be affected.

         21.2 When Madge, a Senior Manager or an Investor ceases to hold shares Madge, the Senior Manager or the Investor (as the case may be) shall cease to be party to this Agreement except that any accrued rights and obligations shall not be affected.

         22.      ENFORCEMENT OF THE COMPANY'S RIGHTS

         If it appears that any Senior Manager or any associate of a Senior Manager (in whatever capacity) is in breach of any obligation which he owes to any company in the Group (whether under this Agreement or otherwise), then the conduct of the right of action of such company in respect thereof shall be passed to the Nominated Directors (or to a committee of the Board selected by them) who shall have full authority to negotiate, litigate and settle any claim arising and the Senior Managers and the Company shall take all reasonable steps within their power to give effect to the provisions of this clause 22.

         23.      ANNOUNCEMENTS

         23.1 No announcement in relation to the transactions contemplated by this Agreement shall be made without the written consent of the Nominated Directors, except that an announcement previously consented to may be repeated by any of the parties. It is the intention of Madge, Apax and the Company to agree post Completion press releases. Save as agreed, the parties shall keep the terms of this Agreement confidential.

         23.2 Each of the Shareholders undertakes to each of the other Shareholders and the Company that he will not any time hereafter use or divulge or communicate to any person other than officers or employees of the Company whose province it is to know the same or on the instructions of the Board any Confidential Information which may come to his knowledge and he shall use all reasonable endeavours to prevent the publication or disclosure of any Confidential Information and these obligations shall continue to apply after that Shareholder shall cease to be a party to this Agreement or otherwise involved in the affairs of the Company without limit in point of time but shall cease to apply to information which shall come into the public domain other than by a breach of this clause or which for any other reason, other than through the default of that Shareholder, shall have ceased to be confidential.

         23.3 The Investors and Madge shall not without the prior approval of the Board disclose Confidential Information to any third party. For the avoidance of doubt, and subject to the provisions of this clause 23, no such consent shall be required for the making of any announcement or communication relating to this Agreement or the Group by an Investor or Madge solely to its investment bankers, accountants, legal counsel, employees and lenders (and in the case of the Initial Investors to their investment partners), in each case only where such persons or entities are, in turn under appropriate non-disclosure obligations.

         23.4 Each Shareholder may disclose information about the Company or this Agreement as required by:

                  23.4.1 the London Stock Exchange or other recognised investment exchange;
                  23.4.2 any regulatory authority to which the relevant Shareholder is subject; or
                  23.4.3 law.

         24.      COSTS

         The Company shall pay the costs and expenses of the Investors in connection with the negotiation, preparation, execution and performance of this Agreement relating to the subscription for shares hereunder (which shall not be deemed to include implementation of clause 18) and all documents referred to in it, subject to a cap of $150,000 plus VAT and disbursements.

         25. GENERAL PROVISIONS

         25.1 A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each party.

         25.2 The failure to exercise or delay in exercising a right or remedy provided by this Agreement or by law does not constitute a waiver of the right or remedy or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or the exercise of another right or remedy.

         25.3 The parties rights and remedies contained in this Agreement are cumulative and not exclusive of rights or remedies provided by law.

         25.4 Except to the extent that they have been performed and except where this Agreement provides otherwise, the Warranties and obligations contained in this Agreement remain in force after Completion.

         25.5 Nothing contained in this Agreement is to be construed as creating a partnership between any of the parties.

         25.6 If there is any conflict or inconsistency between the provisions of this Agreement and the Articles, this Agreement prevails.

         25.7 The invalidity, illegality or unenforceability of any provision of this Agreement does not affect the continuation in force of the remainder of this Agreement.

         25.8 This Agreement shall be binding upon and shall enure for the benefit of the successors and assigns and personal representatives (as the case may be) of each of the parties hereto.

         25.9 This Agreement shall supersede all (if any) previous agreements and understandings between the parties and (together with the Articles and the other agreements and documents referred to in this Agreement) represents the entire agreement between the parties hereto in relation to all matters the subject matter hereof.

         25.10 Save as otherwise herein expressly provided neither the Company nor Madge nor any of the Senior Managers, nor the Initial Investors shall be entitled to assign or otherwise transfer any of its or his rights and obligations under this Agreement (save where this is to a permitted transferee in accordance with Article 11.9 of the Articles) without the prior written consent of non-assigning parties.

         25.11 The parties hereto shall, and shall use their respective reasonable endeavours to procure that any necessary third parties shall, do and execute and perform all such further deeds, documents, assurances, acts and things as any of the parties hereto may reasonably require by notice in writing to the others to carry the provisions of this Agreement and the Articles into full force and effect.

         25.12 This Agreement may be executed in any number of counterparts, each of which when executed and delivered is an original, but all the counterparts together constitute the same document.

         25.13 The parties hereby agree that the Exhibit has been attached to this Agreement for the purposes of the proper construction and interpretation of Article 4.2.7 of the Articles.

         26.      CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

              A person who is not a party to this Agreement may not enforce any term of this Agreement. The parties agree that the Contracts (Rights of Third Parties) Act 1999 shall not apply to this Agreement or to any agreement or document entered into pursuant to this Agreement.

         27.      NOTICES

         27.1 Any notice or other communication under or in connection with this Agreement shall be in writing and shall be delivered personally or sent by first class post in a pre-paid envelope (and air mail if overseas) or by telefax, to the party due to receive the notice or communication at its address set out in this Agreement or such other address as a party may specify by notice in writing to the others.

         27.2 In the absence of evidence of earlier receipt, any notice or other communication shall be deemed to have been duly given:

                  27.2.1 if delivered personally, when left at the address referred to in clause 27.1;

                  27.2.2 if sent by mail other than air mail, two days after posting it;

                  27.2.3   if sent by air mail, six days after posting it; and

                  27.2.4 if sent by telefax, on completion of its transmission, provided that the sender's machine has generated a message confirming that the entire message has been successfully transmitted.

         28.      GOVERNING LAW AND JURISDICTION

         This Agreement shall be governed by and construed in accordance with English law and the parties hereto irrevocably submit to the non-exclusive jurisdiction of the English courts.

         EXECUTED the day and year first before written.

                                   SCHEDULE 1
                              (The Senior Managers)

                                   SCHEDULE 2
                   (Particulars of the Company and Subsidiary)

                                   SCHEDULE 3
                              (Written Resolution)

                                   SCHEDULE 4
                             (Principal Warranties)

                                   SCHEDULE 5
                             (Management Warranties)

                                   SCHEDULE 6

                                   SCHEDULE 7
                                  (Properties)

                                   SCHEDULE 8
                              (Completion Accounts)

SIGNED for and on behalf of RED-M            )
(COMMUNICATIONS) LIMITED in the presence of: )   /s/ Michael D. Wilson
                                             )






SIGNED by MICHAEL WILSON in the presence of: )
                                             )  /s/ Michael D. Wilson





SIGNED by SIMON GAWNE in the presence of:    )
                                             )  /s/ Simon Gawne





SIGNED by CLIVE MAYNE in the presence of:    )
                                             )  /s/ Clive Mayne





SIGNED for and on behalf of MADGE            )
NETWORKS NV in the presence of:              )  /s/ Christopher Bradley





EXECUTED for and on behalf of APAX          )
PARTNERS EUROPE MANAGERS                    )
LIMITED acting in its capacity as           )
manager of APAX EUROPE V-A, L.P.            )
by:                                         )  /s/ Michael Risman


                              Authorised Signatory

                              Authorised Signatory

EXECUTED for and on behalf of APAX          )
PARTNERS EUROPE MANAGERS                    )
LIMITED acting in its capacity as           )
manager of APAX EUROPE V-B, L.P.            )
by:                                         )  /s/ Michael Risman


                              Authorised Signatory

                              Authorised Signatory





EXECUTED for and on behalf of APAX          )
PARTNERS EUROPE MANAGERS                    )
LIMITED acting in its capacity as           )
manager of APAX EUROPE VC,                  )
GMBH & CO. KG by:                           )  /s/ Michael Risman

                              Authorised Signatory

                              Authorised Signatory





EXECUTED for and on behalf of APAX          )
PARTNERS EUROPE MANAGERS                    )
LIMITED acting in its capacity as           )
managers of APAX EUROPE V-D, L.P.           )
by:                                         )  /s/ Michael Risman


                              Authorised Signatory

                              Authorised Signatory

EXECUTED for and on behalf of APAX          )
PARTNERS EUROPE MANAGERS                    )
LIMITED acting in its capacity as           )
manager of APAX EUROPE V-E, L.P.            )
by:                                         )  /s/ Michael Risman


                              Authorised Signatory

                              Authorised Signatory





EXECUTED for and on behalf of APAX          )
PARTNERS EUROPE MANAGERS                    )
LIMITED acting in its capacity as           )
manager of APAX EUROPE V-F, C.V.            )
by:                                         )  /s/ Michael Risman


                              Authorised Signatory

                              Authorised Signatory





EXECUTED for and on behalf of APAX          )
PARTNERS EUROPE MANAGERS                    )
LIMITED acting in its capacity as           )
manager of APAX EUROPE V-G, C.V.            )
by:                                         )   /s/ Michael Risman


                              Authorised Signatory

                              Authorised Signatory

EXECUTED for and on behalf of              )
AMADEUS CAPITAL PARTNERS                   )
LIMITED acting in its capacity as          )  /s/  Anne M. Glover
manager of AMADEUS II A by:                )

                                              Authorised Signatory

                                              Authorised Signatory





EXECUTED for and on behalf of              )
AMADEUS CAPITAL PARTNERS                   )
LIMITED acting in its capacity as          )  /s/  Anne M. Glover
manager of AMADEUS II B by:                )

                                              Authorised Signatory

                                              Authorised Signatory





EXECUTED for and on behalf of             )
AMADEUS CAPITAL PARTNERS                  )
LIMITED acting in its capacity as         )  /s/  Anne M. Glover
manager of AMADEUS II C by:               )

                                              Authorised Signatory

                                              Authorised Signatory

EXECUTED for and on behalf of            )
AMADEUS CAPITAL PARTNERS                 )
LIMITED acting in its capacity as        )
manager of AMADEUS II GMBH & CO KG by:   )  /s/  Anne M. Glover


                                           Authorised Signatory

                                           Authorised Signatory





EXECUTED for and on behalf of            )
AMADEUS CAPITAL PARTNERS                 )
LIMITED acting in its capacity as        )  /s/  Anne M. Glover
manager of AII AFFILIATES by:            )

                                           Authorised Signatory

                                           Authorised Signatory